Fixed Income Investment Strategy

Michael C. Brilley
President of Sit Investment Fixed Income Advisors, Inc.;
Senior Vice President and Senior Fixed Income Officer
Sit Investment Associates, Inc.

Presentation To:

Sit Mutual Funds Private Clients
The Minneapolis Club
Minneapolis, Minnesota

May 23, 2017

Sit Investment Associates
Sit Mutual Funds

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Inflation is Still Low

Core Consumer Price Index



Consumer Price Index
6%
5%
4%
3%
2%
1%
0%
% Year-Over-Year Change
Jul-84
Jul-85
Jul-86
Jul-87
Jul-88
Jul-89
Jul-90
Jul-91
Jul-92
Jul-93
Jul-94
Jul-95
Jul-96
Jul-97
Jul-98
Jul-99
Jul-00
Jul-01
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
Jul-08
Jul-09
Jul-10
Jul-11
Jul-12
Jul-13
Jul-14
Jul-15
Jul-16
Core CPI Index (Monthly Year-Over-Year)

Source: Bloomberg Barclays, April, 2017

Federal Reserve Balance Sheet



As of April 2017
Assets on the Federal Reserves Balance Sheet
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Balance Sheet ($ in Trillions)
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Treasuries
Agency MBS
Other Facilities & Assets

Source: Congressional Budget Office

TREASURY SPREAD: 10 YEAR BOND RATE – 3 MONTH BILL RATE
MONTHLY AVERAGE (PERCENT)



6
5
4
3
2
1
0
-1
-2
-3
-4
Percent (%)
1960
1963
1966
1969
1972
1975
1978
1981
1984
1987
1990
1993
1996
1999
2002
2005
2008
2011
2014
2017

Source: newyorkfed.org

10-Year U.S. Treasury Rates vs. Fed Funds Rate



15%
13%
11%
9%
7%
5%
3%
1%
-1%
Yield %
3%
2.5%
2%
2.5%
1.5%
4%
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Sep-06
Sep-07
Sep-08
Sep-09
Sep-10
Sep-11
Sep-12
Sep-13
Sep-14
Sep-15
Sep-16
10-Year Treasury Yield
Fed Funds Rate

Source: Bloomberg April 2017

Implied Fed Funds Target Rate
March 2017 FOMC Meeting



4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Implied Fed Funds Target Rate
2017
2018
2019
Longer Term
Projection Year End
FOMC Members' Dot Projections
FOMC Dots Median

Source: Bloomberg & Federal Reserve March 2017

Unemployment Rate Vs. Wage Growth

As of May 2017


14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Percent (%)
4.4
3.5
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
Jan-15
May-15
Sep-15
Jan-16
May-16
Sep-16
Jan-17
May-17
12-Mo Moving Average of Median Wage Growth
Unemployment Rate

Source: frbatlanta.org, US Bureau of Labor Statistics

Taxable Bond and Mutual Fund Yields and Duration

As of March 31, 2017



3.0
2.0
1.0
0.0
Yield (%)
Sit U.S. Gov't Securities Fund* 2.46%
10 Year U.S. Treasury 2.39%
Bloomberg Barclays Intermediate Gov't Index 1.71%
5 Year U.S. Treasury 1.93%
Sit Quality Income Fund* 1.39%
Bloomberg Barclays 1-3 Year Gov't/Credit Index 1.50%
2 Year U.S. Treasury 1.26%
* 30 day SEC Yield
-1 0 1 2 3 4 5 6 7 8 9 10
Duration (Years)

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Quality Income Fund (SQIFX)	0.9	0.4	N/A	N/A	0.5
Sit U.S. Government Securities Fund (SNGVX)	-0.1	1.6	1.1	3.3	0.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit U.S Government Securities Fund vs. Benchmark Yield and Price Comparison



Sit U.S. Government Securities Fund Average Yield Advantage 0.95%
Yield (%)
Sit U.S. Gov't
30-day SEC Yield
Average 4.02%
Bloomberg Barclays
Inter. Gov't
Bond Index Yield
Average 3.07%
2.25%
1.65%
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Apr-17
Sit U.S Gov't Securities 30-Day SEC Yield
Bloomberg Barclays Intermediate Gov't Bond Index



Dollars ($)
101.0
100.0
99.0
98.0
97.0
96.0
98.6
97.8
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
Bloomberg Barclays Int. Gov't
Sit U.S. Gov't Sec. Fund

Average Annual Total Returns (%) as of April 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit U.S. Government Securities Fund (SNGVX)	0.3	1.4	0.8	3.0	5.4
Bloomberg Barclays Intermediate Government Bond Index	-0.1	1.6	1.1	3.3	5.6

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit Quality Income Fund vs. Benchmark Yield and Price Comparison



Sit Quality Income Fund Average Yield Advantage 0.29%
Yield (%)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
Jun-15
Sep-15
Dec-15
Mar-16
Jun-16
Sep-16
Dec-16
Apr-17
1.48%
1.45 %
Quality Income 30 Day SEC Yield
Bloomberg Barclays 1-3 Year Gov't/Credit



Dollars ($)
101.0
100.5
100.0
99.5
99.0
Mar-16
Apr-16
May-16
Jun-16
Jul-16
Aug-16
Sep-16
Oct-16
Nov-16
Dec-16
Jan-17
Feb-17
Mar-17
Apr-17
100.1
99.2
Bloomberg Barclays 1-3 Yr Gov/Credit
Sit Quality Income

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	Since Incept. (12/31/12)
Sit Quality Income Fund (SQIFX)	0.9	0.4	N/A	0.5
Bloomberg Barclays 1-3 Yr Govt/Credit Index	0.8	1.0	N/A	0.9

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit MN Tax-Free Income Fund vs. Barclays 5-Yr Municipal Index

April 30, 1997 – April 30, 2017



Sit MN Tax-Free Income Fund Average Income Advantage 1.53%
Average Price of Bonds in Portfolio
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Yield (%)
Sit MN Tax-Free 12-Month Distribution Rate Average 4.36%
Bloomberg Barclays 5-Yr Muni Yield Average 2.83%
$102.5
3.05%
1.68%
$112.6
Apr-97
Apr-98
Apr-99
Apr-00
Apr-01
Apr-02
Apr-03
Apr-04
Apr-05
Apr-06
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Apr-17
Sit MN Tax-Free Income Fund 12-Month Distribution Rate
Bloomberg Barclays 5-Yr Municipal Yield Index

Average Annual Total Returns (%) as of April 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	-0.1	3.3	3.2	4.1	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	0.6	2.1	2.0	3.9	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

SIT MN TAX-FREE INCOME FUND AND SIT TAX-FREE INCOME FUND
12-MO. DISTRIBUTION RATE AND TAX EQUIVALENT YIELD

April 30, 2007 – April 30, 2017



9%
6%
3%
0%
-3%
5.55%
3.53%
3.05%
2.02%
Source: U.S. Consumer Price Index Urban Consumers NSA
Apr-07
Apr-08
Apr-09
Apr-10
Apr-11
Apr-12
Apr-13
Apr-14
Apr-15
Apr-16
Apr-17
12-Month CPI
MN Tax-Free Tax Equivalent 30-Day SEC Yield*
Sit MN Tax-Free 12-Mo. Distribution Rate
Sit Tax-Free 12-Mo. Distribution Rate

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Minnesota Tax-Free Income Fund (SMTFX)	-0.1	3.3	3.2	4.1	4.7
Sit Tax-Free Income Fund	0.5	4.7	4.3	4.1	5.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17. This information must be preceded or accompanied by a prospectus.

Sit Minnesota Tax-Free Income Fund Portfolio Characteristics

QUALITY	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	12/31/15	12/31/16	4/30/17
AAA	19.6%	17.0%	9.8%	8.2%	6.8%	7.7%	7.1%	5.9%	4.6%	6.5%	4.4%	4.2%
AA	10.7	8.1	16.8	18.7	19.1	22.6	19.7	22.4	22.2	24.5	30.2	29.2
A	10.9	13.5	15.8	16.9	18.8	17.3	16.3	20.8	20.7	20.4	20.0	18.9
BBB	13.4	17.4	15.5	15.8	15.6	15.8	12.0	13.0	10.2	7.9	7.8	8.1
<BBB	2.6	3.1	3.1	1.3	1.8	0.6	1.2	1.0	1.4	3.6	5.7	5.8
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.2	9.1	7.8	2.3	4.3
PERCENT RATED	62.4%	62.4%	62.2%	65.9%	65.2%	67.5%	66.5%	65.3%	68.2%	70.7%	70.4%	70.5%
NON-RATED (SIT INTERNAL RATINGS)												
(AAA)	1.7	0.5	0.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
(AA)	1.0	1.0	1.0	0.4	2.7	3.0	1.8	2.6	2.0	1.2	0.0	0.0
(A)	9.3	7.6	7.5	7.7	3.7	3.0	1.2	0.9	0.8	0.4	0.3	0.2
(BBB)	17.8	19.1	18.2	15.8	14.4	13.9	11.7	10.0	7.8	8.0	8.7	8.4
(BB)	7.8	9.4	11.1	10.2	13.0	12.6	18.8	21.2	21.2	19.7	20.6	20.9
PERCENT NON-RATED	37.6%	37.6%	37.8%	34.1%	34.8%	32.5%	33.5%	34.7%	31.8%	29.3%	29.6%	29.5%
TOTAL PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
AVERAGE RATING	A2 / A	A2 / A	A3/A-	A2 / A	A3 / A-	A2 / A	A2 / A	A3 / A-	A2 / A	A3 / A-	A3/A-	A3/A-
PORTFOLIO COMPOSITION												
HOUSING	27.2%	28.9%	32.1%	32.5%	34.1%	34.4%	31.0%	39.1%	36.4%	36.6%	36.7%	36.5%
SINGLE FAMILY	*4.6*	*7.5*	*12.2*	*14.6*	*12.4*	*17.3*	*12.5*	*17.6*	*16.6*	*15.8*	*15.6*	*14.8*
MULTI FAMILY	*22.6*	*21.4*	*19.9*	*17.9*	*21.7*	*17.1*	*18.5*	*21.5*	*19.8*	*20.8*	*21.0*	*21.7*
HOSPITAL	21.5	25.1	25.5	22.1	20.1	19.1	17.2	16.4	16.2	14.9	17.2	16.6
OTHER REVENUE	8.7	9.7	9.9	11.4	13.4	13.1	12.7	13.3	10.9	10.9	9.2	8.5
EDUCATION	9.2	12.4	11.0	10.5	10.5	11.5	11.1	11.6	11.0	11.7	14.3	13.9
UTILITIES	0.8	3.8	6.4	5.3	7.2	5.6	5.0	4.8	5.2	4.2	4.8	4.5
INSURED	8.7	5.2	4.9	3.7	3.6	3.0	2.8	1.1	1.7	1.3	0.5	0.5
LEASES	3.3	2.5	2.4	2.2	2.5	2.9	4.2	4.3	4.5	4.8	7.0	6.6
IDR/PCR	5.7	2.7	3.5	2.7	2.6	2.1	1.3	1.2	0.3	0.2	0.2	0.2
ESC. TO MAT/PRE REF	6.6	4.3	0.3	2.1	0.0	0.0	0.3	1.4	0.9	3.3	1.9	2.1
MUTUAL FUNDS	0.0	1.0	0.8	0.9	0.8	0.8	1.0	1.7	1.4	1.3	1.3	1.4
GENERAL OBLIGATION	2.4	0.6	1.5	0.8	0.5	2.5	2.2	2.0	1.5	2.7	4.0	4.3
INSURED - G.O.	0.2	0.1	0.0	0.4	1.0	1.0	0.7	0.7	0.6	0.1	0.1	0.1
PUBLIC FACILITIES	0.5	0.4	0.5	0.4	0.6	0.5	0.3	0.3	0.3	0.2	0.5	0.5
CASH EQUIVALENTS	5.2	3.3	1.2	5.0	3.1	3.5	10.2	2.1	9.1	7.8	2.3	4.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
STATED MATURITY (Yrs)	14.0	15.5	14.6	14.7	15.4	16.1	14.5	16.6	15.3	15.2	16.5	16.0
WEIGHTED AVG CPN	5.4	5.3	5.3	5.1	5.4	5.2	4.6	5.0	4.5	4.5	4.7	4.6
WEIGHTED AVG PRICE	102.9	98.5	84.3	97.1	95.7	100.9	104.2	97.0	103.5	103.9	102.0	102.5
DURATION TO AVERAGE LIFE (Yrs)	4.2	4.9	5.1	4.9	5.5	5.4	4.2	5.4	4.7	4.8	5.8	3.7

Please refer to the disclosure section located on page 17 for important information regarding risk and expenses, as well as total returns for MN Tax Free Income Fund.

Five Largest Minnesota Mutual Funds' Yields and Duration



As of March 31, 2017
30-Day SEC Yield (%)
4.0
3.0
2.0
1.0
4
5
6
7
8
Duration (Years)
Sit MN Tax-Free Income Fund 2.93%
Delaware Tax-Free MN Fund 1.95%
Fidelity MN Municipal Inc Fund 1.90%
Columbia MN Tax-Exempt Fund 2.04%
Franklin MN Tax-Free Income Fund 1.54%

Average Annual Total Returns (%) as of April 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	-0.1	3.3	3.2	4.1	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	0.6	2.1	2.0	3.9	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Sit MN Tax-Free Income Fund Duration and Yield
March Vs. April



4.0
3.0
2.0
30-Day SEC Yield (%)
Sit MN Tax-Free Income Fund (4/30/17) 2.83%
Sit MN Tax-Free Income Fund (3/31/17) 2.93%
3
4
5
6
Duration (Years)

Average Annual Total Returns (%) as of April 30, 2017	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit MN Tax-Free Income Fund (SMTFX)	-0.1	3.3	3.2	4.1	4.7
Bloomberg Barclays 5-Year Municipal Bond Index	0.6	2.1	2.0	3.9	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Five Largest National Funds' Yield and Duration Compared to Tax-Free Income Fund

As of March 31, 2017



Sit Tax Free Income Fund
3.04%
BlackRock Strategic Muni Fund
2.79%
American Funds Tax-Exempt Bond
2.17%
Fidelity Advisor Int Muni Inc
1.34%
BlackRock Nat'l Muni
1.12%
Nuveen Int Duration Muni
1.29%
30-Day SEC Yield (%)
3.5
3.0
2.5
2.0
1.5
1.0
4.5
4.7
4.9
5.1
5.3
5.5
5.7
5.9
6.1
6.3
6.5
Duration (Years)

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	0.5	4.7	4.3	4.1	5.4
Bloomberg Barclays 5-Year Municipal Index	0.6	2.1	2.0	3.9	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

TAX-FREE INCOME FUND YIELD AND DURATION
MARCH VS. APRIL


30-Day SEC Yield (%)
3.5
3.4
3.3
3.2
3.1
3.0
2.9
2.8
2.7
2.6
2.5
Sit Tax Free Income Fund
(3/31/17)
3.04%
Sit Tax Free Income Fund
(4/30/17)
2.90%
3.0
3.5
4.0
4.5
5.0
5.5
6.0
Duration (Years)

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Tax-Free Income Fund (SNTIX)	0.5	4.7	4.3	4.1	5.4
Bloomberg Barclays 5-Year Municipal Index	0.6	2.1	2.0	3.9	4.4

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share prices as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return. Please refer to the disclosure section for important information regarding risk and expenses on page 17.

Disclosures

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations.

The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Barclays Government Bond Index covering issues with remaining maturities of between three and five years. **The Bloomberg Barclays Government Bond Index** is an index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. **The Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market and is the 5-year (4-6) component of the Bloomberg Barclays Municipal Bond Index. **The Bloomberg Barclays Municipal Index** is an unmanaged index considered representative of the tax-exempt bond market. The index returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index.

Duration is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by Sit Investment and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Average Annual Total Returns (%) as of April 30, 2017

	1 Year	3 Year	5 Year	10 Year	Since Inception
Taxable					
Sit U.S. Government Securities Fund (SNGVX)	0.3	1.4	0.8	3.0	5.4
Bloomberg Barclays Intermediate Government Index	-0.1	1.6	1.1	3.3	5.6
Sit Quality Income Fund (SQIFX)	0.9	0.4	n/a	n/a	0.5
Bloomberg Barclays 1-3 Year Gov't/Credit Index	0.8	1.0	n/a	n/a	0.9
Tax-Free					
Sit Minnesota Tax-Free Income Fund (SMTFX)	-0.1	3.3	3.2	4.1	4.7
Sit Tax-Free Income Fund (SNTIX)	0.5	4.7	4.3	4.1	5.4
Bloomberg Barclays 5-Year Municipal Index	0.6	2.1	2.0	3.9	4.4
Bloomberg Barclays Municipal Index	0.1	3.4	3.2	4.4	5.1

Disclosures - Continued

This summary may contain the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice. Before you invest, please read the prospectus carefully.

Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults. Income from tax-exempt funds may be subject to state & local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Capital gains distributions, if any, will be subject to tax.